DB

19005912

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL	
OMB Number:	3235-0123
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SEC FILE NUMBER
8-69418

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2018 (MM/DD/YY) AND ENDING December 31, 2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: NextGen Capital Markets, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3715Northside Parkway Suite 1-250
(No. and Street)

Atlanta (City) Georgia (State) 30327 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael O. Brown 678-894-1959
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

APRIO
(Name – *if individual, state last, first, middle name*)

Five Concourse Parkway #1100 (Address) Atlanta (City) Georgia (State) 30328 (Zip Code)

SEC Mail Processing Section
FEB 28 2019
Washington DC
413

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Michael O. Brown, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of NextGen Capital Markets, LLC, as of December 31, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

CFO & Financial and Operations Principal

Title

BENGIE MAR SOLON DIAMOS NOTARY EXPIRES GEORGIA February 18, 2022 PUBLIC FORSYTH COUNTY

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

NEXTGEN CAPITAL MARKETS, LLC

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION
Pursuant to SEC Rule 17a-5(d)
FOR THE YEAR ENDED DECEMBER 31, 2018

TABLE OF CONTENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
of NextGen Capital Markets, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of NextGen Capital Markets, LLC (the "Company") as of December 31, 2018, the related statements of income, changes in member's equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The information contained in pages 11 through 12 (the "supplementary information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Aprio, LLP

We have served as the Company's auditor since 2014.

Atlanta, GA

February 8, 2019

NEXTGEN CAPITAL MARKETS, LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2018

ASSETS	
Cash	$ 1,171,633
Deposits	145
Total assets	$ 1,171,778

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES	
Due to member	$ 6,095
Accounts payable	2,702
Total liabilities	8,797
MEMBER'S EQUITY	1,162,981
Total liabilities and member's equity	$ 1,171,778

The accompanying notes are an integral part of these financial statements

NEXTGEN CAPITAL MARKETS, LLC

STATEMENT OF INCOME

FOR YEAR ENDED DECEMBER 31, 2018

REVENUES	
Fee revenue	$ 2,100,000
Reimbursable expense income	24,404
	$ 2,124,404
EXPENSES	
Reimbursable expenses	24,404
Consulting and legal fees	29,125
Bad debt expense	15,975
Marketing and promotion	12,900
Regulatory expenses	7,090
Occupancy and general operating expenses	5,143
Total expenses	94,637
OTHER INCOME	
Interest income	9,752
NET INCOME	$ 2,039,519

The accompanying notes are an integral part of these financial statements.

NEXTGEN CAPITAL MARKETS, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR YEAR ENDED DECEMBER 31, 2018

	Contributed Capital	Member's Equity	Total
Balance, January 1, 2018 (*)	$ 50,000	$ 1,106,533	$ 1,156,533
Distributions to member	---	(2,033,071)	(2,033,071)
Net income	---	2,039,519	2,039,519
Balance, December 31, 2018	$ 50,000	$ 1,112,981	$ 1,162,981

(*) There was a reclassification between contributed capital and member's equity at January 1, 2018 for presentation purposes. There was no change to total opening member's equity.

The accompanying notes are an integral part of these financial statements

NEXTGEN CAPITAL MARKETS, LLC

STATEMENT OF CASH FLOWS

FOR YEAR ENDED DECEMBER 31, 2018

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ 2,039,519
Adjustments to reconcile net income to net cash provided by operating activities:	
Change in operating assets and liabilities	
Accounts receivable	19,485
Accounts payable	2,588
Due to member	(581)
Deposits	5
Total adjustments	21,497
NET CASH PROVIDED BY OPERATING ACTIVITIES	2,061,016
CASH FLOWS FROM FINANCING ACTIVITIES	
Distributions to member	(2,033,071)
NET INCREASE IN CASH	27,945
Cash at beginning of year	1,143,688
Cash at end of year	$ 1,171,633

The accompanying notes are an integral part of these financial statements.

NEXTGEN CAPITAL MARKETS, LLC

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2018

Note A
Summary of Significant Accounting Policies

Nature of Operations:

NextGen Capital Markets, LLC (the "Company"), was formed as a limited liability company in Georgia in January 2014. The Company is a wholly-owned subsidiary of NextGen Capital, LLC (the "Member"), and is a registered broker-dealer under the Securities Exchange Act of 1934 and was approved as a member of the Financial Industry Regulatory Authority, Inc. ("FINRA") in August 2014. The Company is also a member of the Securities Investor Protection Corporation ("SIPC"). The Company provides merger and acquisition advisory services to domestic and international companies and assists its clients in analyzing capitalization alternatives and arranging private placements of debt, equity and equity-related securities. The Company does not carry customer funds or securities.

Recently Adopted Accounting Guidance:

In May 2014, the FASB issued comprehensive new revenue recognition guidance, ASU No. 2014-09, revenue from contracts with customers (Topic 606). The guidance requires an entity to follow a five step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. The Company adopted the guidance upon its effective date of January 1, 2018 using the modified retrospective method (i.e. applied prospectively effective January 1, 2018), which had no impact on the Company's opening member's equity. Further, the Company determined that there was no material impact to the Company's recognition of revenue upon adoption of Topic 606.

Use of Estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Concentration of Credit Risk Arising from Cash Deposits in Excess of Insured Limits:

The Company maintains cash balances at a financial institution that at times may exceed federally insured limits. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant risks on cash.

Note A
Summary of Significant Accounting Policies (continued)

Revenue Recognition:

Revenues are recorded when: (i) a contract with a client has been identified, (ii) the performance obligation(s) in the contract have been identified, (iii) the transaction price has been determined, (iv) the transaction price has been allocated to each performance obligation in the contract, and (v) the Company has satisfied the applicable performance obligation. The expenses that are directly related to such transactions are recorded as incurred and presented within operating expenses. Revenues associated with the reimbursement of such expenses are recorded when the Company is contractually entitled to reimbursement and presented within other income.

The Company provides financial advisory and transaction related services to its customers. The Company evaluated if the service offerings represent separate performance obligations and determined that the Company only has one performance obligation. The benefits of the Company's services are generally transferred to the Company's customers over time, since the customers simultaneously receive and consume the benefits as the Company performs the service. The Company's contracts are usually cancellable by either party at any time and the considerations typically include retainer fees and success fees. Retainer fees are generally fixed and either charged on a month-to-month basis or at the start of an engagement. Retainer fees fixed month-to-month are recognized over the month in which the advisory services are performed and retainer fees charged only at the start of an engagement are recognized based on an input method to measure the Company's effort in delivering the service. However, success fees are variable and subject to constraints, and are typically not recognized until there is a transaction completion date, due to the uncertainty associated with those events.

Income Taxes:

The Company is a single member limited liability company and as such, is a disregarded entity for tax purposes and does not file tax returns or pay income taxes. All income and losses are passed through to the Member to be included on the Member's tax return.

The Company has adopted the provisions of FASB Accounting Standards Codification 740-10, *Accounting for Uncertainty in Income Taxes*. Under ASC 740-10, the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the taxing authority examines the respective position. A tax position includes an entity's status including its status as a pass-through entity, and the decision not to file a tax return. The company has evaluated each of its tax positions and has determined that no provision or liability for income taxes is necessary

Fair Value of Financial Instruments:

The Company's financial instruments, including cash, other assets, due to member and accounts payable are carried at cost, which approximates their fair value because of the short- term nature of these assets and liabilities.

Note B
Related Party Transactions

The Company entered into an Expense Sharing Agreement in March 2014 with the Member. Pursuant to the agreement the Company reimburses the Member for certain expenses incurred by the Member but for which the Company receives benefit. Expenses such as rent, general office expenses, and marketing costs are allocated to the Company. The Member also incurs direct costs on behalf of the Company's customers of which the Company expenses, collects from customers, and reimburses to the Member.

During the year ended December 31, 2018, the Company incurred expenses of $20,490 pursuant to the agreement and $24,404 related to reimbursable expenses on behalf of customers. At December 31, 2018 the Company had $4,603 outstanding due to member relating to these expenses.

Note C
Net Capital

The Company, as a registered broker-dealer, is subject to the Net Capital Rule (Rule 15c3-1) of the Securities and Exchange Commission and is required to maintain a minimum net capital of not less than the greater of $5,000 or 6 2/3% of the Company's aggregate indebtedness as defined by the Rule. At December 31, 2018 the Company had net capital of $1,162,836 which was $1,157,836 in excess of its minimum required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital shall not exceed 15 to 1 and at December 31, 2018 the ratio of aggregate indebtedness to net capital was .008 to 1.

Note D
Exemption from SEC Rule 15c3-3

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission pursuant to subparagraph (k)(2)(i) of the Rule and accordingly is not required to maintain a reserve account for the exclusive benefit of customers.

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission pursuant to subparagraph (k)(2)(i) of the Rule and accordingly is not required to make a determination of the possession and control requirements of the rule.

Note E
Concentrations

Significant Transactions:

A significant transaction is defined as one from which at least 10% of annual fee revenue is derived. The Company had fee revenue from two customers totaling $1,850,000 which comprised 88% of investment banking fee revenues for the year ended December 31, 2018. There were no amounts receivable from these customers at December 31, 2018.

Note F
Subsequent Events

The Company evaluated subsequent events through February 8, 2019, when these financial statements were available to be issued. The Company is not aware of any additional significant events that occurred subsequent to the balance sheet date but prior to the filing of this report that would have a material impact on the financial statements.

SUPPLEMENTARY INFORMATION

NEXTGEN CAPITAL MARKETS, LLC

SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION ACT OF 1934
DECEMBER 31, 2018

Total member's equity	$ 1,162,981
Nonallowable assets	
Deposits	145
NET CAPITAL	$ 1,162,836
COMPUTATION OF NET CAPITAL REQUIREMENT	
Aggregate indebtedness	$ 8,797
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT	
Minimum net capital required (the greater of $5,000 or 6 2/3% of aggregate indebtedness - $600)	$ 5,000
Capital in excess of minimum requirement	$ 1,157,836
Ratio of aggregate indebtedness to net capital	.008 to 1

Note: There is no material difference between the preceding computation and the Company's computation in the corresponding unaudited Part IIA of Form X17A-5 as of December 31, 2018.

NEXTGEN CAPITAL MARKETS, LLC

SCHEDULE II

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION DECEMBER 31, 2018

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(i) of the Rule.

SCHEDULE III

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION DECEMBER 31, 2018

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(i) of the Rule.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
NextGen Capital Markets, LLC

We have reviewed management's statements, included in the accompanying exemption letter, in which (1) NextGen Capital Markets, LLC ("the Company") identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(i) (exemption provisions) and (2) the Company stated that it met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Aprio, LLP

Atlanta, GA

February 8, 2019

NextGen Capital Markets, LLC
3715 Northside Parkway NW, Suite 1-250
Atlanta, GA 30327
678-648-1601

NextGen Capital Markets, LLC, EXEMPTION REPORT

NextGen Capital Markets, LLC, (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. § 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by Rule 17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) During the fiscal year ended December 31, 2018, the Company claimed an exemption from Rule 15c3-3 under the (k)(2)(i) exemptive provision of the Rule.

(2) The Company met the identified exemption provision in Rule15c3-3(k) throughout the most recent fiscal year without exception.

NextGen Capital Markets, LLC

I affirm that to my best knowledge and belief, this Exemption Report is true and correct.

Digitally signed by mibrfnxs
DN: CN=NasdaqOMX Web Security Framework
Reason: As Financial & Operations Principal
Date: Monday, February 4, 2019 4:41:00 PM

John F. Cary, II

Managing Member

NEXTGEN CAPITAL MARKETS, LLC

AGREED-UPON PROCEDURES REPORT RELATED
TO THE SIPC GENERAL ASSESSMENT RECONCILIATION

DECEMBER 31, 2018

NEXTGEN CAPITAL MARKETS, LLC

TABLE OF CONTENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Member of NextGen Capital Markets, LLC

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below, and were agreed to by NextGen Capital Markets, LLC and the SIPC, solely to assist you and SIPC in evaluating NextGen Capital Markets, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2018. NextGen Capital Markets, LLC's management is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below, either for the purpose for which this report has been requested, or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noted below, noting no differences;

Payee	Date	Amount
Securities Investor Protection Corp.	June 22, 2018	$ 448
Securities Investor Protection Corp.	February 7, 2019	2,702
Total		$ 3,150

2. Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2018 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2018, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5. Read the current assessment, noting there was no overpayment applied.

We were not engaged to, and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on NextGen Capital Markets, LLC's compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2018. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of NextGen Capital Markets, LLC and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Very truly yours,

Aprio, LLP

Aprio, LLP
Atlanta, Georgia

February 8, 2019

SIPC-7

(36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(36-REV 12/18)

For the fiscal year ended 12/31/2018

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

8-69418 FINRA December

NextGen Capital Markets, LLC
3715 Northside Parkway - Suite 1-250
Atlanta GA, 30327

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Michael Brown 678-894-1959

2. A. General Assessment (item 2e from page 2) $3,150

B. Less payment made with SIPC-6 filed **(exclude interest)** (448)

6/22/2018
Date Paid

C. Less prior overpayment applied (0)

D. Assessment balance due or (overpayment) 2,702

E. Interest computed on late payment (see instruction E) for______days at 20% per annum ______

F. Total assessment balance and interest due (or overpayment carried forward) $2,702

G. **PAYMENT: √ the box**
Check mailed to P.O. Box ☑ **Funds Wired** ☐ **ACH** ☐
Total (must be same as F above) $ 2,702

H. Overpayment carried forward $(______)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

______

______

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

NextGen Capital Markets, LLC
(Name of Corporation, Partnership or other organization)

Digitally signed by mibrfnxs
DN: CN=NasdaqOMX Web Security Framework
Reason: As Financial & Operations Principal
Date: Wednesday, February 6, 2019 2:17:59 PM

Michael Brown
(Authorized Signature)

Dated the 6th day of February, 20 19.

CFO & Financial Operations Principal
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning January 1, 2018
and ending December 31, 2018

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$2,134,156
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): Interest Income & Reimbursable Expenses Income (Deductions in excess of $100,000 require documentation)	(34,156)
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	
Total deductions	(34,156)
2d. SIPC Net Operating Revenues	$2,100,000
2e. General Assessment @ .0015	$3,150
	(to page 1, line 2.A.)

NEXTGEN CAPITAL MARKETS, LLC
SCHEDULE OF ASSESSMENT AND PAYMENTS
GENERAL ASSESSMENT RECONCILIATION (FORM SIPC-7)
FOR THE YEAR ENDED DECEMBER 31, 2018

Revenues per Form X-17A-5 Part III	$ 2,134,156
Revenues per Form SIPC-7	2,134,156
Difference	$ -
Deductions:	
Other revenue not related either directly or indirectly to the securities business	34,156
SIPC Net Revenues per Form X-17A-5 Part III	2,100,000
SIPC Net Revenues per Form SIPC-7	2,100,000
Difference	$ -
Assessment payments per Form X-17A-5	$ 3,150
Assessment payments made during 2018 and 2019	3,150
Remaining amount due	$ -

See Agreed-Upon Procedures Report

4:53 PM
02/04/19
Accrual Basis

NextGen Capital Markets, LLC
Profit & Loss
January through December 2018

					Jan - Dec 18	
Ordinary Income/Expense						
	Income					
		Fee & Placement Income				
			4010 · M&A - Advisory Fees		2,100,000.00	
		Total Fee & Placement Income				2,100,000.00
	Total Income					2,100,000.00
	Expense					
		General Operating Expenses				
			Rent		3,600.00	
			6250 · Postage and Delivery		60.90	
			6320 · Repairs & Maintenance		480.00	
			6340 · Telephone & Communications		1,002.00	
		Total **General Operating Expenses**				5,142.90
		Regulatory Expenses				
			Other Regulatory Expenses		3,205.00	
			6120 · FINRA & State CRD Fees		3,885.00	
		Total **Regulatory Expenses**				7,090.00
		Bad Debt				15,975.00
		Reimbursable Expenses				24,403.71
		6260 · **Marketing Expenses**				
			Advertising & Promotion		2,100.00	
			Marketing & Sales Travel		10,800.00	
		Total 6260 · **Marketing Expenses**				12,900.00
		6270 · **Professional Services**				
			6280 · Legal Fees		3,090.46	
			6285 · Audit & Tax Services		14,135.00	
			6290 · Consulting Services		11,900.00	
		Total 6270 · **Professional Services**				29,125.46
	Total Expense					94,637.07
Net Ordinary Income						2,005,362.93
Other Income/Expense						
	Other Income					
		Interest Earned				9,751.9[illegible]
		Reimbursable Expense Income				24,403.71
	Total Other Income					34,155.67
Net Other Income						34,155.67
Net Income						**2,039,518.60**